SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Spear & Jackson, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

58515X103

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X|Rule 13d-1(d)

CUSIP No. 58515X103

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Robert E. Jeffery
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 0%
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 58515X103

Item 1 (a)	Name of Issuer:
Spear & Jackson, Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
#5 - 5492 Production Boulevard Surrey, British Columbia Canada V3S 8P5
Item 2 (a)	Name of Person Filing: Robert E. Jeffery
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
P.O. Box 404 Union Bay, British Columbia Canada V0R 3B0
Item 2 (c)	Citizenship: Canada
Item 2 (d)	Title of Class of Securities: Common Stock, par value $0.001 per share
Item 2 (e)	CUSIP Number:
58515X103
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
0 shares of Common Stock
(b)	Percent of Class:
0%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
0 shares of Common Stock
(ii)	Shared power to vote or to direct the vote
0 shares of Common Stock

CUSIP No. 58515X103

(iii)	Sole power to dispose or to direct the disposition of
0 shares of Common Stock
(iv)	Shared power to dispose or to direct the disposition of
0 shares of Common Stock
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.
Not applicable.

CUSIP No. 58515X103

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003
/s/ Robert E. Jeffery Robert E. Jeffery